Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Columbia Funds Series Trust II

(SEC File No. 811-21852)

Fund merger news and proxy proposals

In mid-December 2015, we announced that our fund boards approved 12 fund mergers and other proposals that are now subject to approval by shareholders. To gain approval, proxy materials were filed with the Securities and Exchange Commission and shortly thereafter, we began proxy mailings and shareholder vote solicitations, which will conclude at the shareholder meeting on April 15, 2016. For your convenience, the merger and proxy proposal information is summarized below.

Fund merger proposals

The following funds are proposed to merge into the corresponding acquiring funds. If approved by shareholders, mergers should be completed at the close of business on the anticipated merger date. We believe the proposed fund mergers, if approved, will enable shareholders of each acquired fund to invest in a larger, potentially more efficient portfolio while continuing to pursue a similar investment strategy. We also anticipate that shareholders of certain funds may benefit from lower expenses. Each acquired fund is expected to remain open for additional purchases through the close of business on the day of the merger.

Acquired fund	Acquiring fund	Anticipated merger date (close of business)

Columbia International Opportunities Fund	Columbia Select International Equity Fund	May 20, 2016

Columbia International Value Fund	Columbia Overseas Value Fund	May 20, 2016

Columbia Large Cap Growth Fund II
Columbia Large Cap Growth Fund III
Columbia Large Cap Growth Fund IV
Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund	May 20, 2016

Columbia Multi-Advisor Small Cap Value Fund	Columbia Select Smaller-Cap Value Fund	May 20, 2016

Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund	May 20, 2016

Acquired variable portfolio	Acquiring variable portfolio	Anticipated merger date (close of business)

Columbia Variable Portfolio - International Opportunities Fund	Columbia Variable Portfolio - Select International Equity Fund	April 29, 2016

Columbia Variable Portfolio - Large Cap Growth Fund II Columbia Variable Portfolio - Large Cap Growth Fund III	Columbia Variable Portfolio - Large Cap Growth Fund	April 29, 2016

Variable Portfolio - Loomis Sayles Growth Fund II	Variable Portfolio - Loomis Sayles Growth Fund	April 29, 2016

Shareholders are encouraged to vote as early as possible to reduce fund expenses and unnecessary calls from the funds’ proxy solicitor. Shareholder voting options include:

•	By telephone at:

•	Mutual funds: 800.337.3503

•	Variable portfolios: 866.298.8476

•	By internet at proxy-direct.com

•	By mail (using the postage prepaid envelope provided)

•	In person at the shareholder meeting scheduled to occur at 225 Franklin Street, Boston, MA (32nd Floor, Room 3200) on April 15, 2016

Additional proxy proposals for Columbia AMT-Free Tax-Exempt Bond Fund

Shareholders of Columbia AMT-Free Tax-Exempt Bond Fund are asked to vote on the proxy proposals outlined below.

•	Shareholders of Columbia AMT-Free Tax-Exempt Bond Fund are being asked to approve changes to the fund’s investment objective and 80% investment policy to permit investing, without limit, in AMT-generating securities.

Proxy materials

For additional details, the proxy materials can be found online at:

•	Mutual fund mergers: proxy-direct.com/col-27405

•	Variable portfolio mergers: proxy-direct.com/col-27408

•	Columbia AMT-Free Tax-Exempt Bond Fund changes: proxy-direct.com/col-27406

Proxy-related questions

If you have questions about any of the proxy proposals or about voting procedures, please call the funds’ proxy solicitor, Computershare Fund Services, toll free at 800.708.7953.

Restrictions and policies

Certificates of shares

If you currently hold any shares of an acquired fund in certificate form, those shares will be considered null and void upon completion of the fund merger. Shares will be held in book entry form in the corresponding acquiring fund.

New accounts

New account applications for the purchase of shares of an acquired fund, received in good order, will be accepted through the close of business on that acquired fund’s merger date. After that, any account application for shares of an acquired fund will be rejected.

Purchases, exchanges and redemptions of shares of an acquired fund

Purchases, exchanges and redemptions of an acquired fund will be accepted through the close of business on the acquired fund’s merger date. In addition, requests to purchase, exchange or redeem shares of an acquired fund received in good order within 30 days after the merger date, will automatically be treated as a purchase, exchange or redemption of the corresponding acquiring fund. After this 30-day period, any such requests will be rejected.

Systematic investment plan and systematic withdrawal plan transactions

If you are currently participating in the systematic investment plan or systematic withdrawal plan with an acquired fund, your current systematic transactions will be carried over to its corresponding acquiring fund.

Additional information about existing accounts, share transfer, taxes, services and distributions

Existing accounts

Account numbers will be carried over whenever possible. But, if an account number in an acquiring fund is already being used by another shareholder, a new account number will be created. We will also target existing accounts for the same shareholder in the acquiring funds whenever possible.

Share transfer

The full value of your account in an acquired fund will be exchanged for shares of the acquiring fund on the date of the mergers. While the number of shares may differ based on each fund’s net asset value, the value of your account will not change as a direct result of the merger transaction. If your shares are currently subject to a CDSC, the CDSC will carry over with the merger transaction. Any applicable CDSC will be assessed on redemptions based on the CDSC schedule applicable to shares of the acquired funds.

Taxes

Each retail mutual fund merger is intended to be a tax-free reorganization for U.S. federal income tax purposes. Shareholders of the funds are not expected to realize any gains or losses as a direct result of the mergers.

Services

Account-level features and options such as dividend distributions, dividend diversification, automatic investment plans, systematic withdrawals and dollar cost averaging will automatically carry over during the merger transaction. If a shareholder of an acquired fund also owns a pre-existing account in an acquiring fund, the account level features do not carry over.

Distributions

Prior to each acquired fund’s merger event, ordinary income and capital gains, if any, will be distributed to shareholders of record in the acquired funds and possibly in the acquiring funds.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800-708-7953 and proxy-direct.com/col-27405, proxy-direct.com/col-27408 or proxy-direct.com/col-27406, respectively. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.